Exhibit 10.06

September 14, 2005

Richard M. Noling

51 Chase Dr.
Santa Barbara, CA 93108

Dear Rick:

      Insignia Solutions, Inc. (the “Company”) is pleased to offer you employment on the following terms:

1. Position. Your initial title will be Interim Chief Financial Officer, with effect from the above date and you will report to the Company’s CEO. This is initially a part-time position. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company. If you choose to accept full time employment on the ninety day anniversary of your employment, then your title will become Chief Financial Officer.

2. Cash Compensation. Effective September 19th, 2005 the Company will pay you a salary at the rate of $200,000 per year, payable in accordance with the Company’s standard payroll schedule for part-time employment of approximately twenty five to thirty hours per week.

3. Stock Options. Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted on September 19th, your first day of salaried employment an option to purchase 250,000 shares of the Company’s 20p Ordinary Shares (the “Option”). The exercise price per share of the Option will be equal to the fair market value per share on the date the Option is granted. The Option will be subject to the terms and conditions applicable to options granted under the Company’s Share Option Plan (the “Plan”), as described in the Plan and the applicable Stock Option Agreement. You will vest in equal monthly installments over the next 48 months of continuous service, as described in the applicable Stock Option Agreement.

4. In the event of a Change-in-Control (as defined below), you will become vested in the number of shares under option that are unvested as of the date of such Change-in-Control.

5. “Change-in-Control” shall mean (i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; or (ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets. A transaction shall not constitute a Change-in-Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

6. Severance Pay. If after January 1, 2005 the Company terminates your employment for any reason other than Cause (as defined below) then (a) the Company will continue to pay your base salary for a period of one month following the termination of your employment; (b) the Company will pay your COBRA premiums for a certain period, as described below. Your base salary will be paid at the rate in effect at the time of the termination of your employment and in accordance with the